UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1 Press Release Dated April 2, 2008

We, LDK Solar Co., Ltd. (NYSE: LDK), have signed a ten-year contract that is a blend of “Take or Pay” linked with market-based pricing to supply multicrystalline solar wafers to India-based Moser Baer Photo Voltaic Limited (MBPV), a subsidiary of Moser Baer India Limited (MBI).
Under the terms of the agreement, we will deliver 640 MW of multicrystalline solar wafers to MBPV over a ten-year period commencing in mid 2008 through 2017. MBPV will make a suitable advance payment reflecting the contract value to us.

EXHIBITS

Exhibit
Number		Page

Exhibit 99.1	Press Release dated April 2, 2008	5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: April 3, 2008

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